

February 9, 2023

Wing Wah Cheng
Chief Executive Officer
Samfine Creation Holdings Group Limited
Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

> **Re: Samfine Creation Holdings Group Limited**
> **Amendment No. 5 to Draft Registration Statement on Form F-1**
> **Submitted February 1, 2023**
> **CIK No. 0001926792**

Dear Wing Wah Cheng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement

Management
Compensation of Directors and Executive Officers, page 126

1. Please update your disclosure in this section and in "Outstanding Equity Awards at Fisal Year End" to reflect the most recently completed fiscal year.

<u>Related Party Transactions, page 127</u>

2.   We note your response to prior comment 4 and reissue it. Please revise this section to provide information that is current as of the date of the registration statement, as required by Item 7 of Form 20-F.

      You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li